February 6, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attn.:  Daniel Morris

Re:           Conforce International, Inc.
Request to Withdraw Form 10
File No. 001-34203

Dear Mr. Morris:

Please be advised that Conforce International, Inc. (the “Company”) hereby respectfully requests withdrawal of the above-mentioned Registration Statement pursuant to Rule 477 of Regulation C promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).  The Registration Statement was originally filed on November 3, 2008 (as amended December 11, 2008).

The Registration Statement was filed under the incorrect labeling/header 12(b).  Accordingly, the Company respectfully requests that the SEC grant an order permitting withdrawal of the Registration Statement and declare the withdrawal effective as soon as feasibly possible.  The Company also respectfully requests that all filing fees submitted to the SEC in connection with the filing of the Registration Statement be applied to the Company’s immediate future filing of the Registration Statement under the heading 12(g).

If you have any questions regarding this request for withdrawal, please contact our legal counsel, Kimmel & Kimmel at (330) 995-0051.

Sincerely,

Name: Marino Kulas

Title: President & CEO